Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pre-tax earnings	$778,468	$763,126	$765,993	$723,782	$750,570

Fixed charges	77,515	81,807	81,725	79,481	77,152

Earnings before fixed charges	$855,983	$844,933	$847,718	$803,263	$827,722

Fixed charges:
Interest expense*	$74,862	$79,187	$79,449	$76,980	$74,669

Amortization of bond issue costs	1,264	1,274	1,063	928	860

Estimated interest factor of rental expense	1,389	1,346	1,213	1,573	1,623

Total fixed charges	$77,515	$81,807	$81,725	$79,481	$77,152

Ratio of earnings to fixed charges	11.0	10.3	10.4	10.1	10.7

Earnings before fixed charges	$855,983	$844,933	$847,718	$803,263	$827,722
Interest credited for deposit products	68,718	70,555	71,918	70,746	69,742

Adjusted earnings before fixed charges	$924,701	$915,488	$919,636	$874,009	$897,464

Fixed charges	$77,515	$81,807	$81,725	$79,481	$77,152
Interest credited for deposit products	68,718	70,555	71,918	70,746	69,742

Adjusted fixed charges	$146,233	$152,362	$153,643	$150,227	$146,894

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.3	6.0	6.0	5.8	6.1

Rental expense	$4,210	$4,079	$3,677	$4,767	$4,919

Estimated interest factor of rental expense (33%)	$1,389	$1,346	$1,213	$1,573	$1,623

*	There was no interest capitalized in any period indicated.